20 April 2023

ISSUED ON BEHALF OF RELX PLC

Announcement of Non-Discretionary Share Buyback Programme

RELX PLC (the “Company”) announces in compliance with the UK and EU Market Abuse Regulations that it will implement an irrevocable, non-discretionary programme to repurchase its ordinary shares between 20 April 2023 and 24 July 2023 (the "Programme"), with a spend in this period of £250 million. This follows the successful completion of a £200 million non-discretionary programme on 19 April 2023. Both programmes are part of the £800 million to be deployed on share buybacks in 2023, as announced on 16 February 2023.

The purpose of the Programme is to reduce the capital of the Company and it intends that shares purchased will be held in treasury.

Any share purchases will be made by the Company within certain pre-set parameters and in accordance with the general authority of the Company to repurchase shares granted by shareholders at the Company’s Annual General Meeting held on 20 April 2023 which permits the Company to purchase no more than 193.58 million ordinary shares. Any share purchases effected by the Company will be in accordance with the UK and EU Market Abuse Regulations and Chapter 12 of the Listing Rules.

The Company has entered into an agreement with UBS AG London Branch (“UBS”) under which it has issued irrevocable instructions to UBS to manage the Programme. UBS will carry out the Company’s instructions through the acquisition of ordinary shares in the Company for subsequent repurchase by the Company. UBS will make its trading decisions under the Programme independently of, and uninfluenced by, the Company.

-ENDS-

Enquiries

Colin Tennant (Investors)

Tel : +44 (0)20 7166 5751

Paul Abrahams (Media)

Tel : +44 (0)20 7166 5724